

August 31, 2010

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 South Westgate Avenue
Los Angeles, California 90025

> **Re:** **Platinum Studios, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2010**
> **File No. 333-168125**

Dear Mr. Rosenberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please revise the registration number on the cover page of the registration statement.

2.  Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

3.  We note that the Investment Agreement, which is incorporated by reference to Exhibit 10.17 to a Form 8-K filed on June 11, 2010, is dated May 20, 2010. However, you refer to a June 4, 2010 Investment Agreement on the outside cover page of the prospectus and elsewhere, including the Exhibit Index. Please advise.

Prospectus Summary, page 7

4. Please include somewhere in the Prospectus Summary the information in the third risk factor on page 15, "The company has granted a security interest in all of its assets to secure debt financing…."

5. Please revise the "Introduction" section to discuss your auditor's going concern opinion.

6. Please revise your statement on page seven that you "own the rights to a library of over 5,600 comic book characters" in light of the table on page 24 totaling only 5,089 characters and disclosure on page 25 that you only have an option to license with respect to Awesome Comics.

7. Please revise the paragraph on page eight discussing the SP&H valuation to state that the valuation far exceeds the valuation suggested by your stock price.

8. Please revise the last paragraph on page eight to include your revenues and net losses for the most recent interim stub. Providing that financial snapshot here will assist investors in evaluating the information presented.

9. Please update the last paragraph on page nine regarding your monthly "burn rate" and the month you will run out of funds without giving effect to the equity line. Also please state your current assets and liabilities as of the most recent quarter.

Legal Proceedings, page 33

10. Please update disclosure of the matter with Douglas Emmett to state whether there continues to be an outstanding debt. You disclose a debt of $466,752 "[a]s of January 1, 2010] and past due rent "[p]rior to January 1, 2010," but you no longer disclose potential judgment for money owed, as you did in your amended From S-1 filed on May 4, 2010.

Plan of Distribution, page 53

11. Please revise the first paragraph to reflect the current market price.

Experts, page 54

12. As you are quoting or summarizing the report or opinion of an expert, you must file the written consent of the expert expressly stating that the expert consents to such quotation or summarization, or remove such quotation or summarization. Additionally please revise the second paragraph to remove disclaimers as to the accuracy of the information disclosed in the prospectus.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Liquidity and Capital Resources, page 38</u>

13. Please revise to include your plan to turn your financial situation around.  It should discuss all material financial obligations.

<u>Executive Compensation, page 47</u>

14. We note the options granted to Mr. Altounian disclosed in the Outstanding Equity Awards at Fiscal Year End Table on page 48.  Please also disclose this in the Summary Compensation Table.

15. We note that you disclosed option awards to Mr. Rosenberg for 2008 in your amended From S-1 filed on May 4, 2010, but no longer do so.  Please advise.

<u>Exhibit 5.1</u>

16. Please remove reference to the registration statement as being "amended" in the first paragraph.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Any questions regarding these comments may be directed to John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc:     Christopher H. Dieterich, Esq.
        Fax: (310) 312-6680